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                                                                   EXHIBIT 99.13

                     CERTIFICATE OF THE SOLE STOCKHOLDER OF
                 MERRILL LYNCH CORPORATE HIGH YIELD FUND, INC.


     Fund Asset Management, L.P. ("FAM"), the holder of 2,500 Class A shares of common stock, par value $0.10 per share, 2,500 Class B shares of common stock, par value $0.10 per share, 2,500 Class C shares of common stock, par value $0.10 per share, and 2,500 shares Class D shares of common stock, par value $0.10 per share, of Merrill Lynch Corporate High Yield Fund, Inc. (the "Fund"), a Maryland corporation, does hereby confirm to the Fund its representation that it purchased such shares for investment purposes, with no present intention of redeeming or reselling any portion thereof, and does further agree that if it redeems any portion of such shares prior to the amortization of the Fund's organizational expenses, the proceeds thereof will be reduced by the proportionate amount of unamortized organizational expenses which the number of shares being redeemed bears to the number of share initially purchased and outstanding at the time of redemption. FAM further agrees that in the event such shares are sold or otherwise transferred to any other party, that prior to such sale or transfer FAM will obtain on behalf of the Fund an agreement from such other party to comply with the foregoing as to the reduction of redemption proceeds and to obtain a similar agreement from any transferee of such party.

                                   FUND ASSET MANAGEMENT, L.P.

                                   By:  PRINCETON SERVICES INC.
                                   (General Partner)


                                   By:  ________________________
                                   Name:  ________________________
                                   Title:  ________________________



Dated: April 28, 1998